

Mail Stop 7010

February 20, 2008

Wade R. Bradley
President and Chief Executive Officer
EAU Technologies, Inc.
1890 Cobb International Boulevard, Suite A
Kennesaw, Georgia 30152

> **Re:** **EAU Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 24, 2008**
> **File No. 333-140356**

Dear Mr. Bradley:

We have limited our review of your filing to those issues we have addressed in our comments.

General

1. Registration statements, including pre-effective and post-effective amendments, filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876 (Dec. 19, 2007) entitled "Smaller Reporting Company Regulatory Relief and Simplification." Therefore, in your next amendment, please revise the registration statement cover page to reflect that you are filing a Form S-1; however, you will be able to continue using the disclosure format and content based on the SB-2 form until six months after the February 4, 2008 effective date. For guidance, you may wish to refer to our compliance guide, which is available on our website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

2. Please also include an updated registration fee table on the registration statement cover page to reflect the revised amount of shares being registered, including footnotes disclosing how many shares underlie each class of warrants and options.

3. Please update your financial statements to include the financial information ending within 135 days of your effective date.

4. We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Prior to the

   effective date of the registration statement, the company should submit on EDGAR a separate letter or include the Tandy representations in its acceleration request.

Exhibit 5 – Legal Opinion

5.   Please update the legal opinion to reflect the revised amount of shares being registered.

   As appropriate, please amend your registration statement in response to these comments. Please direct questions to Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760.

        Sincerely,

        Pamela A. Long
        Assistant Director

cc: Robert F. Dow, Esq.
   Arnall Golden Gregory LLP
   171 17th Street, N.W., Suite 2100
   Atlanta, GA 30363-1031